

SANDSTORM
GOLD ROYALTIES

2019
First Quarter Report

For The Period Ended March 31, 2019

Q1

THE **GOLD STANDARD** IN ROYALTY INVESTMENTS

SECTION 01

Management's Discussion and Analysis

For The Period Ended March 31, 2019

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm", "Sandstorm Gold" or the "Company") should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March 31, 2019 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements including International Accounting Standard 34 — Interim Financial Reporting ("IAS 34"). Readers are encouraged to consult the Company's audited consolidated financial statements for the year ended December 31, 2018 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to May 7, 2019 and all figures are stated in U.S. dollars unless otherwise noted.

COMPANY HIGHLIGHTS

OPERATING RESULTS

↗ Attributable Gold Equivalent ounces sold[1] (as defined hereinafter), for the three months ended March 31, 2019 were 14,071 ounces compared with 14,685 ounces for the comparable period in 2018.

↗ Revenue for the three months ended March 31, 2019 was $18.2 million compared with $19.5 million for the comparable period in 2018.

↗ Cash flows from operating activities, excluding changes in non-cash working capital[1], for the three months ended March 31, 2019 were $12.1 million compared with $13.4 million for the comparable period in 2018.

↗ Cost of sales, excluding depletion, for the three months ended March 31, 2019 was $3.4 million, compared with $4.0 million for the comparable period in 2018.

↗ Average cash costs[1] for the three months ended March 31, 2019 of $241 per Attributable Gold Equivalent ounce compared with $276 per Attributable Gold Equivalent ounce for the comparable period in 2018.

↗ Cash operating margin[1] for both the three months ended March 31, 2019 and March 31, 2018 was $1,050 per Attributable Gold Equivalent ounce.

1   *Refer to section on non-IFRS and other measures of this MD&A.*

SIGNIFICANT ACQUISITIONS

↗ In January 2019, the Company acquired a 0.9% NSR on the precious metals produced from the Fruta del Norte gold project in Ecuador, which is currently under construction and owned by Lundin Gold Inc. The royalty was acquired from a private third party for $32.8 million in cash and covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.0 million ounces of gold in 17.8 million tonnes of ore with an average grade of 8.7 grams per tonne, ranking it amongst the highest-grade gold projects in the world.

↗ In April 2019, the Company announced that it had entered into a $42.5 million financing package with Americas Silver Corp. which includes a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, U.S.A., a $10 million convertible debenture and a $7.5 million private placement. Under the terms of the precious metals stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period, after which, the Company will purchase 4% of the gold or silver produced from the Relief Canyon project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

OVERVIEW

Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements ("Gold Streams" or "Streams") from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent")[1] production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 188 Streams and royalties, of which 20 relate to properties where the underlying mines are producing.

1   *Refer to section on non-IFRS and other measures of this MD&A.*

OUTLOOK

Based on the Company's existing Gold Streams and royalties, attributable Gold Equivalent ounces sold (individually and collectively referred to as "Attributable Gold Equivalent") are forecasted to be between 63,000–70,000 ounces in 2019. The Company is forecasting Attributable Gold Equivalent production of over 140,000 ounces in 2023.

— KEY PRODUCING ASSETS

Yamana Silver Stream

◄ YAMANA GOLD INC.

The Company has a silver stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro mine, located in Santa Cruz, Argentina (the "Cerro Moro Mine" or "Cerro Moro"). Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

ABOUT CERRO MORO

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometers southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. Yamana has also set an exploration objective of adding one million gold equivalent ounces to the mineral inventory at Cerro Moro in the next several years.

Yamana recently announced a $15 million exploration budget in 2019 for the Cerro Moro mine. The budget is intended to be used for a drill program designed to test major structures that have the potential to host new mineralized zones and generate new targets.

Chapada Copper Stream

◄ YAMANA GOLD INC.

The Company has a copper stream on Yamana's open pit gold-copper Chapada mine located 270 kilometers northwest of Brasília in Goiás State, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the "First Chapada Delivery Threshold"); then

ii. 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the "Second Chapada Delivery Threshold"); then

iii. 1.5% of the copper produced thereafter, for the life of the mine.

ABOUT CHAPADA

Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 23 million tonnes of ore per annum. Yamana continues to discover additional resources at Chapada and as a result has begun examining a potential plant expansion that would increase the processing rate up to 32 million tonnes of ore per annum. In 2018, Yamana filed an updated technical report which outlines a 29 year life of mine plan. For more information, visit the Yamana website at www.yamana.com.

It was recently announced that Lundin Mining Corporation had entered into a definitive purchase agreement with Yamana to acquire the Chapada Mine. The acquisition is expected to close during the third quarter of 2019.

Houndé Royalty

◀ **ENDEAVOUR MINING CORP.**

The Company has a 2% net smelter returns royalty ("NSR") based on the production from the Houndé gold mine located in Burkina Faso, West Africa ("Houndé" or the "Houndé Mine") which is owned and operated by Endeavour Mining Corporation ("Endeavour").

The royalty covers the Kari North and Kari South tenements, representing approximately 500 square kilometers of the Houndé property package. Nearly the entire Houndé Mineral Reserve of 1.7 million ounces (27.5 million tonnes at 2.0 grams per tonne using a cut-off grade of 0.5 grams per tonne gold, as of December 2018) is located on the Kari North and Kari South tenements, including the Vindaloo deposit and most of the Bouéré deposit. See www.endeavourmining.com for more information.

ABOUT HOUNDÉ

Houndé is an open pit gold mine with a 3.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant. Endeavour recently announced that it has successfully extended the Kari Pump mineralized zone along with discovering additional mineralized zones. A number of the high-priority targets are on the Sandstorm royalty ground.

Diavik Diamond Royalty

◄ RIO TINTO PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

The Diavik Mine is Canada's largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 120 million carats from three kimberlite pipes (A154 South, A154 North, and A418). In the fourth quarter of 2018, Rio Tinto announced that it had achieved commercial production at its fourth open pit diamond pipe (A21).

Santa Elena Gold Stream

◄ FIRST MAJESTIC SILVER CORP.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.'s ("First Majestic") open pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $455 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014.

Black Fox Gold Stream

◄ MCEWEN MINING INC.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.'s ("McEwen") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from McEwen's Black Fox Extension, which includes a portion of McEwen's Pike River concessions, for a per ounce cash payment equal to the lesser of $551 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen recently announced a 2019 exploration budget of $17 million for the Black Fox complex which includes surface and underground drilling.

Bachelor Lake Gold Stream & Royalties

◄ BONTERRA RESOURCES INC.

The Company has a Gold Stream to purchase 20% of the gold produced from Bonterra Resources Inc.'s ("Bonterra") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Once a cumulative 12,000 ounces of gold have been purchased by the Company, during the period between October 1, 2017 and October 1, 2019, the Gold Stream will convert into a 3.9% NSR. When combined with Sandstorm's existing royalties, the Company will then hold a total 4.9% NSR on the Bachelor Lake Mine, a 3.9% – 4.9% NSR on Bonterra's Barry gold project and a 1% NSR on a portion of Bonterra's Gladiator gold project. In September 2018, Bonterra acquired Metanor Resources Inc. ("Metanor") creating a new advanced Canadian gold exploration and development company focused on the Urban Barry Quebec Gold Camp.

Bonterra has the option to reduce the respective NSRs on the Bachelor Lake Mine or the Barry gold project by making a $2.0 million payment to Sandstorm in each case (the "Purchase Option"). Upon exercising either of the Purchase Options, the respective NSR will decrease by 2.1%.

The Bachelor Lake Mine is an underground mining operation with an operating mill and surface infrastructure, which began production in early 2013. The Barry gold project and the Gladiator gold deposit are advanced exploration-stage assets located in the emerging Urban Barry camp.

Bonterra recently announced that it will conduct a company-wide mineral resource estimate for all its Urban Barry exploration assets, including the Gladiator, Barry and Moroy deposits. The combined mineral resource estimate is part of Bonterra's strategy to fast track the development of the three deposits simultaneously and to optimize feed to the Urban Barry Mill over the life of the three mines. With respect to the Gladiator gold deposit, Bonterra intends on initiating the permitting process in order to develop a decline and complete a bulk sample at the deposit over the next year. In order to concentrate on the exploration of all three deposits, Bonterra's mining operations have been placed on care and maintenance.

Karma Gold Stream
◄ **ENDEAVOUR MINING CORP.**

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour's open pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Mine") for ongoing per ounce cash payment equal to 20% of the spot price of gold.

The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Mine, is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively.

The Karma Mine has five defined mineral deposits that make up the Karma project. Based on recent exploration work, Endeavour expects to extend the mine life beyond 10 years.

Bracemac-McLeod Royalty   ◄ GLENCORE PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore PLC ("Glencore").

The Bracemac-McLeod Mine is a high-grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream   ◄ RAMBLER METALS & MINING PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper-Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2018 metallurgical recoveries, Sandstorm's 2019 gold purchase entitlement was adjusted to 30%.

In 2018, Rambler announced a new Mineral Resource and Reserve estimate for the Ming Mine which results in a life of mine plan of more than 20 years. Production is expected from both the high-grade Massive Sulphide Zone and the Lower Footwall Zone at an average throughput of 1,250 tonnes of ore per day. For more information refer to www.ramblermines.com.

— OTHER PRODUCING ASSETS

Gualcamayo Royalty ◄ MINEROS S.A.

The Company has a 1% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and owned and operated by Mineros S.A. ("Mineros"). The Gualcamayo Mine is an open pit, heap leach operation. Mineros is a Latin American gold producer with operations in Colombia and Nicaragua.

Thunder Creek Royalty ◄ PAN AMERICAN SILVER CORP.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties ("Thunder Creek" or the "Thunder Creek Mine") which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Pan American Silver Corp. Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Mine Waste Solutions Royalty ◄ ANGLOGOLD ASHANTI LTD.

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

San Andres Royalty ◄ AURA MINERALS INC.

The Company has a 1.5% NSR on the San Andres gold mine (the "San Andres Mine") which is located in La Únion, Honduras and is owned and operated by Aura Minerals Inc. ("Aura Minerals"). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

Emigrant Springs Royalty ◄ NEWMONT MINING CORP.

The Company has a 1.5% NSR on the Emigrant Springs gold mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. ("Newmont"). The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

— DEVELOPMENT ASSETS

Hod Maden   ◄ LIDYA MADENCILIK A.S.

The Company has a 30% net profits interest and a 2% NSR on the Hod Maden (formerly known as Hot Maden) gold-copper project which is located in Artvin Province, northeastern Turkey (the "Hod Maden Project" or "Hod Maden"). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya"), which owns the remaining interest in the project. Lidya is an experienced Turkish company and is also a joint-venture partner with Alacer Gold Corp. on the producing Çöpler mine in Turkey. The Hod Maden Project Preliminary Feasibility Study envisions a conventional underground mine and processing facility producing copper-gold concentrates. The results of the recent 2018 Preliminary Feasibility Study demonstrate an estimated Proven and Probable Mineral Reserve of 2.6 million ounces of gold and 284.4 million pounds of copper being mined over an 11 year mine life (9.12 million tonnes at 8.9 grams per tonne gold and 1.4% copper or 11.9 grams per tonne gold equivalent based on a 2.6 grams per tonne gold equivalent cutoff grade). The study projects an estimated pre-tax net present value (5% discount rate) of $1.4 billion and an internal rate of return of 60%. It is estimated that gold will be produced at an all-in sustaining cost on a co-product basis[1] of $374 per ounce. For more information refer to www.sandstormgold.com.

With the release of the study, Hod Maden moves into the next stage of development. Lidya has commenced the permitting process and is concurrently working on a gap analysis, trade-off studies and will begin a Feasibility Study in 2019. The Company anticipates funding an estimated $5.4 million in 2019 expenditures relating to the ongoing development and construction activities at the Hod Maden project.

The 30% Hod Maden net profits interest is a key component of the Company's portfolio, with some of the highlights including:

↗ **100% increase in expected future production:**

  ▸ Hod Maden is an anchor asset that is expected to increase the Company's Attributable Gold Equivalent ounces to over 140,000 in 2023.

↗ **Hod Maden has significant exploration upside:**

  ▸ Total land package is 74 square kilometers in size with the current focus being a 7.0 kilometer long north-south alteration zone. The majority of the exploration drilling has been within a 1.0 kilometer strike length of this alteration zone with several exploration targets identified along strike and parallel to the identified orebody.

↗ **Majority operator Lidya is a strong local partner with experience exploring, developing, permitting and operating projects in Turkey:**

▸ Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently partnered with Alacer Gold Corp. on several projects in Turkey including the producing Çöpler mine and the development-stage Gediktepe and Kartaltepe projects.

1   *Refer to section on non-IFRS and other measures of this MD&A.*

Relief Canyon Gold Stream
◂ **AMERICAS SILVER CORP.**

In April 2019, the Company announced that it had entered into a $42.5 million financing package with Americas Silver Corp. ("Americas Silver") which includes a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, U.S.A. ("Relief Canyon" or the "Relief Canyon Project"), a $10 million convertible debenture and a $7.5 million private placement.

Under the terms of the precious metals stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period beginning April 2020 (the "Fixed Deliveries"). Under certain conditions, the starting date under the Fixed Deliveries may be extended by six months. After receipt of the Fixed Deliveries, the Company is entitled to purchase 4% of the gold or silver produced from the Relief Canyon Project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

Americas Silver may elect to reduce the 4.0% Stream and NSR on the Relief Canyon Project by delivering 4,000 ounces of gold to Sandstorm (the "Purchase Option"). The Purchase Option may be exercised by Americas Silver at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the NSR will decrease to 1.0%. Acquisition highlights include:

▸ **Near-Term Cash Flow:** Americas Silver expects Relief Canyon to pour gold by the end of 2019 with average annual production estimated at 91,000 ounces of gold.

▸ **Exploration Upside:** Relief Canyon has a large prospective land package that is relatively underexplored. Sandstorm's royalty covers the full property area surrounding the mine site.

▸ **Safe Jurisdiction:** Relief Canyon is located in Nevada, USA, one of the world's best mining jurisdictions. Americas Silver has mining and processing permits in place to re-start operations at the past-producing Relief Canyon mine.

The Relief Canyon project is a past producing open pit mine located in Nevada, USA at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.'s Rochester mine. Americas Silver has received permits to start construction and resume mining. Infrastructure on site includes access to power and water as well as a 21,500 tons per day heap leach processing facility that is fully permitted and constructed.

Fruta Del Norte Royalty

‹ LUNDIN GOLD INC.

In January 2019, the Company acquired a 0.9% NSR on the precious metals produced from Lundin Gold Inc.'s ("Lundin Gold") Fruta del Norte gold project located in Ecuador ("Fruta del Norte" or "Fruta del Norte Mine").

The royalty was acquired from a private third party for $32.8 million in cash and covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.0 million ounces of gold in 17.8 million tonnes of ore with an average grade of 8.7 grams per tonne, as of September 2018, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 3.8 grams per tonne and 5.0 grams per tonne depending on mining method). Acquisition highlights include:

▸ **Near-Term Cash Flow:** Lundin Gold expects to pour first gold at Fruta del Norte in the fourth quarter of 2019, with commercial production expected in the first half of 2020. Fruta del Norte's average annual production is expected to exceed 330,000 ounces of gold per year over the first 13 years of the operation. Current reserves support a 15 year initial mine life.

▸ **Exploration Upside:** The royalty covers precious metals production from all 644 square kilometres of concessions held by Lundin Gold, plus an additional one kilometre area of interest around the property. Exploration potential at Fruta del Norte remains excellent, with multiple early and advanced exploration targets already identified. Exploration is currently focused on the Suarez pull-apart basin, the structure that hosts the Fruta del Norte gold deposit.

▸ **Strong Partner:** Lundin Gold is backed by Mr. Lukas Lundin, an established mining entrepreneur, and its management team has significant mine development and operating experience.

Aurizona Gold Royalty

‹ EQUINOX GOLD CORP.

The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold Corp.'s ("Equinox") open pit Aurizona mine, located in Brazil ("Aurizona" or the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Equinox's 190,073 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Equinox has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

Equinox, the successor to Luna Gold Inc. and Trek Mining Inc., anticipates achieving commercial production by the first half of 2019. A Feasibility Study on the Aurizona project, which was released on July 31, 2017, included an estimated Proven and Probable Mineral Reserves of 971,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut-off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 136,000 ounces. In March 2019, Equinox announced an updated mineral resource estimate whereby the total Measured & Indicated Resources (exclusive of reserves) increased to an estimated 692,000 ounces contained in 12.8 million tonnes at 1.68 grams per tonne gold (cut-off grade of 0.6 grams per tonne for open pit and 1.0 grams per tonne for underground resources). For more information refer to www.equinoxgold.com. Sandstorm holds a right of first refusal on any future streams or royalties on the Aurizona project and Greenfields property.

Hugo North Extension & Heruga Gold Stream   ◄ ENTRÉE RESOURCES LTD.

The Company has a Gold Stream with Entrée Resources Ltd. ("Entrée") to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the Hugo North Extension and Heruga.

In 2018, Entrée released a National Instrument 43-101 Technical Report relating to its interests in the Hugo North Extension and Heruga. The report allows Entrée to discuss preliminary economics for the potential future phases of the Oyu Tolgoi mine, beyond Lift 1, including Lift 2 and Heruga.

Hackett River Royalty

◄ GLENCORE PLC

The Company has a 2% NSR on the Hackett River property located in Nunavut, Canada (the "Hackett River Project" or "Hackett River") which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide deposit and is one of the largest undeveloped projects of its kind. The property contains four massive sulphide bodies that occur over a 6.6 kilometer strike length. A Preliminary Economic Assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent Glencore Reserves and Resources statement, effective December 31, 2018, reported an estimated 27.1 million tonnes of Indicated Resources containing 4.5% zinc and 130.0 grams per tonne silver plus 60.0 million tonnes of Inferred Resources with 4.0% zinc and 150.0 grams per tonne silver. For more information refer to www.glencore.com and the Technical Report dated July 26, 2010 under Sabina Gold & Silver Corp.'s profile on www.sedar.com.

Lobo-Marte Royalty

◄ KINROSS GOLD CORP.

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the "Lobo-Marte Project" or "Lobo-Marte") which is owned by Kinross Gold Corp. ("Kinross").

Kinross has initiated a scoping study for Lobo-Marte. The scoping study will assess the potential for a production start at Lobo-Marte at the end of the La Coipa's mine life and is expected to be completed in 2019. Both studies will also assess the potential to share resources and leverage synergies between the projects. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty

◄ ALAMOS GOLD INC.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey ("Agi Dagi" and "Kirazli", respectively) which are both owned by Alamos Gold Inc. ("Alamos Gold"). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand-alone open pit, heap leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6 year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5 year mine life. For more information refer to www.alamosgold.com.

Prairie Creek Royalty

◀ **NORZINC LTD.**

The Company has a 1.2% NSR on the Prairie Creek project (the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by NorZinc Ltd. ("NorZinc"). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by NorZinc and based on a recently announced Feasibility Study has an estimated Proven and Probable Mineral Reserve of 8.1 million tonnes containing 8.6% zinc, 124.2 grams per tonne silver and 8.1% lead. For more information, refer to www.norzinc.com.

Mt. Hamilton Royalty

◀ **WATERTON PRECIOUS METALS FUND II CAYMAN, LP**

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP ("Waterton").

— SUBSEQUENT EVENTS

In April 2019, the Company announced that it had entered into a $42.5 million financing package with Americas Silver which includes a $25 million precious metal stream and NSR on the Relief Canyon Project, a $10 million convertible debenture and a $7.5 million private placement.

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 4, 2020, to purchase up to 13.0 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. Under the Company's previous NCIB and during the three months ended March 31, 2019, the Company purchased and cancelled approximately 3.2 million common shares for a total of $15.8 million. Subsequent to period end and under the Company's current NCIB, the Company purchased and cancelled an additional 0.8 million common shares for a total of $4.5 million.

Summary of Quarterly Results

In $000s (except for per share amounts)	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018	Jun. 30, 2018
Total revenue	$ 18,168	$ 17,458	$ 17,289	$ 18,933
Attributable Gold Equivalent ounces sold [1]	14,071	14,182	14,314	14,465
Sales	$ 12,627	$ 12,523	$ 10,766	$ 13,771
Royalty revenue	5,541	4,935	6,523	5,162
Average realized gold price per attributable ounce [1]	1,291	1,231	1,208	1,309
Average cash cost per attributable ounce [1]	241	292	248	296
Cash flows from operating activities	13,343	10,597	10,868	13,898
Net income (loss)	2,497	2,749	2,093	658
Basic income (loss) per share	0.01	0.02	0.01	0.00
Diluted income (loss) per share	0.01	0.01	0.01	0.00
Total assets	620,143	588,887	577,098	623,430
Total long-term liabilities	47,265	510	582	660

In $000s (except for per share amounts)	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017
Total revenue	$ 19,470	$ 15,446	$ 17,939	$ 16,066
Attributable Gold Equivalent ounces sold [1]	14,685	12,032	14,293	12,750
Sales	$ 13,572	$ 12,978	$ 11,534	$ 11,835
Royalty revenue	5,898	2,468	6,405	4,231
Average realized gold price per attributable ounce [1]	1,326	1,284	1,255	1,260
Average cash cost per attributable ounce [1]	276	340	246	290
Cash flows from operating activities	11,219	9,859	11,864	11,112
Net income (loss)	372	709	4,773	(1,909)
Basic income (loss) per share	0.00	0.00	0.03	(0.01)
Diluted income (loss) per share	0.00	0.00	0.02	(0.01)
Total assets	647,321	660,915	667,185	545,557
Total long-term liabilities	2,749	2,807	2,915	2,969

1   *Refer to section on non-IFRS and other measures of this MD&A.*

Summary of Quarterly Results

QUARTERS ENDED


Attributable Gold Equivalent ounces sold[1]
Sales & Royalty Revenue in $000s
Average realized gold price per attributable ounce[1]
$18,933
14,465oz
$1,309
$17,289
14,314oz
$1,208
$17,458
14,182oz
$1,231
$18,168
14,071oz
$1,291
Q2
Q3
Q4
Q1
2018
2019

1 *Refer to section on non-IFRS and other measures of this MD&A.*

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended
March 31, 2019 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	Gold	1,591	$ 2,074	$ 750	$ 126	$ 1,198	$ 2,097
Black Fox	Gold	650	838	353	204	281	485
Bracemac-McLeod [1]	Various	503	650	–	394	256	639
Chapada	Copper	1,951	2,518	760	789	969	1,758
Diavik	Diamonds	1,339	1,729	–	1,928	(199)	1,729
Houndé	Gold	1,426	1,841	–	1,231	610	1,524
Karma	Gold	2,136	2,765	556	1,357	852	2,376
Ming	Gold	1,191	1,523	–	700	823	1,523
Santa Elena	Gold	1,615	2,087	734	98	1,255	1,779
Yamana silver stream	Silver	637	822	245	536	41	576
Other Royalties [2]	Various	1,032	1,321	–	638	683	1,277
Corporate		–	–	–	–	(2,675)	(2,420)
Consolidated		**14,071**	**$ 18,168**	**$ 3,398**	**$ 8,001**	**$ 4,094**	**$ 13,343**

1   *Royalty revenue from Bracemac-McLeod consists of $0.3 million from Copper and $0.4 million from Zinc.*

2   *Includes royalty revenue from Gold of $1.0 million and Other Base Metals of $0.3 million.*

Q1 2019

Attributable Gold Equivalent Ounces Sold

Karma	2,136oz
Chapada	1,951oz
Santa Elena	1,615oz
Bachelor Lake	1,591oz
Houndé	1,426oz
Diavik	1,339oz
Ming	1,191oz
Black Fox	650oz
Yamana Silver Stream	637oz
Bracemac-McLeod	503oz
Other Royalties	1,032oz

Q1 2019

Sales & Royalty Revenues by Region



■ North America
▨ *Canada*
■ South America
□ Other

27% 40% 53% 20%

The Company's operating segments for the three months ended
March 31, 2018 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Mineral, royalty and other interests impairments	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	Gold	1,531	$ 2,038	$ 737	$ 122	$ –	$ 1,179	$ 1,085
Black Fox	Gold	1,149	1,525	612	432	–	481	923
Bracemac-McLeod [1]	Various	915	1,214	–	395	–	819	1,140
Chapada	Copper	2,266	3,005	901	986	–	1,118	2,104
Diavik	Diamonds	1,301	1,725	–	1,288	–	437	1,725
Houndé	Gold	1,304	1,729	–	1,216	–	513	583
Karma	Gold	1,484	1,961	388	932	–	641	1,570
Ming	Gold	524	694	–	276	–	418	694
Santa Elena	Gold	2,137	2,828	962	211	–	1,655	1,417
Yamana silver stream	Silver	1,103	1,463	439	865	–	159	1,024
Other Royalties [2]	Various	871	1,154	–	1,481	4,475	(4,802)	1,243
Other	Gold	100	134	9	39	–	86	115
Corporate		–	–	–	–	–	(3,603)	(2,404)
Consolidated		**14,685**	**$ 19,470**	**$ 4,048**	**$ 8,243**	**$ 4,475**	**$ (899)**	**$ 11,219**

1   Royalty revenue from Bracemac-McLeod consists of $0.3 million from Copper and $0.9 million from Zinc.

2   Includes royalty revenue from Gold of $1.0 million and Other Base Metals of $0.2 million.

— THREE MONTHS ENDED MARCH 31, 2019 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2018

For the three months ended March 31, 2019, net income and cash flow from
operating activities were $2.5 million and $13.3 million, respectively, compared
with net income and cash flow from operating activities of $0.4 million and $11.2
million for the comparable period in 2018. The fluctuation is partly related to
certain items that were recognized during the three months ended March 31, 2018
that did not occur during the three months ended March 31, 2019. In particular,
during the three months ended March 31, 2018, the Company recognized a $4.5
million non-cash impairment charge relating to the Gualcamayo royalty. This
impairment charge was partially offset by a $1.4 million deferred tax recovery
largely as a result of a reduction in the deferred tax liability arising from the
same royalty. Other factors impacting the increase over the comparable period
include: (i) a $1.2 million gain on the revaluation of the Company's investments
largely driven by the change in fair value of the Equinox convertible debenture;
and (ii) a $0.9 million decrease in cost of sales as a result of a decrease in the
number of Attributable Gold Equivalent Ounces sold in the current period;
partially offset by a $0.4 million increase in finance expense primarily driven by
the Company drawing on its revolving credit facility during the three months
ended March 31, 2019.

For the three months ended March 31, 2019, revenue was $18.2 million compared with $19.5 million for the comparable period in 2018. The decrease is largely attributable to a 4% decrease in the Attributable Gold Equivalent Ounces sold and a 3% decrease in the average realized selling price of gold. In particular, the decrease in revenue was driven by:

↗ A $0.7 million decrease in sales revenue attributable to the Santa Elena Mine largely driven by a 24% decrease in the number of gold ounces sold. The decrease is partly related to a decline in production as the mine experienced lower underground gold grades than the previous comparable quarter;

↗ A $0.7 million decrease in sales revenue attributable to the Black Fox Mine largely driven by a 43% decrease in the number of gold ounces sold. The decrease is partly related to a reduction in production as the mine's crushing plant was shut down for six weeks in February and March as a result of a fire;

↗ A $0.6 million decrease in revenue attributable to the Bracemac-McLeod Mine partly related to both a reduction in production from the mine and a decrease in the average realized selling price of zinc; and

↗ A $0.5 million decrease in sales revenue from the Chapada copper stream primarily due to a decrease in the average realized selling price of copper which decreased from an average realized price of $3.21 per pound during the first three months of 2018 to an average realized price of $2.68 per pound during the first three months of 2019;

Partially offset by:

↗ A $0.8 million increase in sales revenue from the Ming Mine largely driven by a 127% increase in the number of gold ounces sold. The increase is largely attributed to the timing of sales, whereby the Company had received 1,191 gold ounces by December 31, 2018 and those ounces were sold in the subsequent period. The timing of shipments and sales also resulted in 534 gold ounces being held in inventory as at March 31, 2019.

— THREE MONTHS ENDED MARCH 31, 2019 COMPARED TO THE OTHER QUARTERS PRESENTED

When comparing net income of $2.5 million and cash flow from operating activities of $13.3 million for the three months ended March 31, 2019 with net income/loss and cash flow from operating activities for the other quarters presented, the following items impact comparability of analysis:

↗ A $4.5 million non-cash impairment charge relating to the Company's Gualcamayo royalty was recognized during the three months ended March 31, 2018. During the three months ended December 31, 2017, a $4.6 million non-cash impairment charge relating to the Company's Emigrant Springs royalty was recognized and a $4.5 million non-cash impairment charge relating to the Company's royalty on the Coringa gold project was recognized during the three months ended June 30, 2017;

↗ A $3.0 million gain resulting from the Bachelor Lake Gold Stream amendment for which Sandstorm received consideration consisting of $2.0 million in the common shares of Metanor, which has since been acquired by Bonterra, and a 3.9% NSR on the Barry gold project was recognized during the three months ended September 30, 2017;

↗ The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Equinox convertible debenture. These gains/losses were recognized as follows:

- During the three months ended March 31, 2019, a gain of $1.2 million was recognized;
- During the three months ended December 31, 2018, a gain of $1.1 million was recognized;
- During the three months ended September 30, 2018, a gain of $0.1 million was recognized;
- During the three months ended June 30, 2018, a loss of $0.5 million was recognized;
- During the three months ended March 31, 2018, a loss of $0.6 million was recognized;
- During the three months ended December 31, 2017, a gain of $4.4 million was recognized;
- During the three months ended September 30, 2017, a loss of $0.5 million was recognized;
- During the three months ended June 30, 2017, a loss of $0.9 million was recognized;

↗ With the exception of the three months ended March 31, 2019, a general decrease in finance expenses primarily driven by the repayment of the revolving credit facility; and;

↗ Overall, Attributable Gold Equivalent ounces sold have increased over the course of the last three years as a result of the acquisition of various assets including the Houndé royalty acquisition in January 2018, the Teck Resources Limited royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016 and the Yamana silver stream and copper stream which were acquired in the three months ended December 31, 2015.

— CHANGE IN TOTAL ASSETS

Total assets increased by $31.3 million from December 31, 2018 to March 31, 2019 primarily resulting from the acquisition of the Fruta del Norte royalty which was financed partly through the Company's revolving credit facility; partially offset by a decrease in the Hod Maden interest due to the devaluation of the Turkish Lira, which is the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd. Total assets increased by $11.8 million from September 30, 2018 to December 31, 2018 primarily resulting from an increase in the Hod Maden interest due to the appreciation of the Turkish Lira relative to the U.S. dollar. This change was largely responsible for the increase in other comprehensive income during the three months ended December 31, 2018. Total assets decreased by $46.3 million from June 30, 2018 to September 30, 2018 primarily resulting from (i) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar; and (ii) a decrease in the valuation of investments. Both of these items were largely responsible for the decrease in other comprehensive income in the period. Total assets decreased by $23.9 million from March 31, 2018 to June 30, 2018 primarily resulting from (i) depletion expense and (ii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar, with a corresponding decrease in other comprehensive income in the period; partially offset by increases in the Company's cash balance due to positive cash flow from operating activities. Total assets decreased by $13.6 million from December 31, 2017 to March 31, 2018 primarily resulting from (i) depletion expense; (ii) non-cash impairment charges; and (iii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar, with a corresponding decrease in other comprehensive income in the period. Total assets decreased by $6.3 million from September 30, 2017 to December 31, 2017 primarily resulting from (i) non-cash impairment charges; (ii) depletion expense; and (iii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar, with a corresponding decrease in other comprehensive income in the period; partially offset by increases in the value of the Company's investments and increases in the Company's cash balance due to positive operating cash flow. Total assets increased by $121.6 million from June 30, 2017 to September 30, 2017 primarily resulting from the acquisition of Mariana Resources Ltd. and operating cash flow; partially offset by depletion expense.

— NON-IFRS AND OTHER MEASURES

The Company has included, throughout this document, certain performance measures, including (i) average cash cost per attributable ounce, (ii) average realized gold price per attributable ounce, (iii) cash operating margin, (iv) cash flows from operating activities excluding changes in non-cash working capital and (v) all-in sustaining cost per gold ounce on a co-product basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i. Average cash cost per attributable ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1		Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
Cost of Sales, excluding depletion [1]	$	3,398	$	4,048
Cash cost of sales is comprised of:				
Total cash cost of gold sold	$	3,398	$	4,048
Divided by:				
Total Attributable Gold Equivalent ounces sold [2]		14,071		14,685
Equals:				
Average cash cost of gold (per attributable ounce)	$	241	$	276

1   Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

2   The Company's royalty and other commodity stream revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity revenue for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii. Average realized gold price per attributable ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of average realized gold price per ounce.

Figure 1.2		Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
Total Revenue	$	18,168	$	19,470
Divided by:				
Total Attributable Gold Equivalent ounces sold		14,071		14,685
Equals:				
Average realized gold price (per attributable ounce)	$	**1,291**	$	**1,326**

iii. Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per Attributable Gold Equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

iv. Cash flows from operating activities excluding changes in non-cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. **Figure 1.3** provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.3	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018	
Cash flows from operating activities	$	13,343	$	11,219
Add:				
Changes in non-cash working capital	$	(1,199)	$	2,227
Equals:				
Cash flows from operating activities excluding changes in non-cash working capital	**$**	**12,144**	**$**	**13,446**

v. The Company has also used the non-IFRS measure of all-in sustaining cost per gold ounce on a co-product basis. With respect to the Hod Maden project, all-in sustaining cost per gold ounce on a co-product basis is calculated by removing the impact of other metals that are produced as a result of gold production and apportions the costs (operating costs, royalties, treatment and refining costs and sustaining capital) to each commodity produced on a percentage of revenue basis. These gold apportioned costs are then divided by the payable gold ounces produced. The Company presents all-in sustaining cost per gold ounce on a co-product basis as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

[(Operating Costs ($557.6 million) + Royalties ($131.4 million) + Treatment & Refining Costs ($164.9 million) + Sustaining Capital ($114.2 million)) x Gold Revenue ($2,586.4 million)/Total Revenue ($3,360.8 million)] / Payable Gold Ounces (1,990,000 ounces) = $374 all-in sustaining cost per ounce.

— LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2019, the Company had cash and cash equivalents of $11.8 million (December 31, 2018 — $5.9 million) and working capital of $29.1 million (December 31, 2018 — $21.7 million). As of the date of the MD&A, $43 million remains outstanding under the revolving credit facility, leaving $182 million undrawn and available for future acquisitions and for general corporate purposes.

During the three months ended March 31, 2019, the Company generated cash flows from operating activities of $13.3 million compared with $11.2 million during the comparable period in 2018, with the increase being primarily attributable to changes in non-cash working capital.

During the three months ended March 31, 2019, the Company had net cash outflows from investing activities of $37.8 million which were primarily the result of (i) the $32.8 million payment in connection with the Fruta del Norte royalty acquisition and (ii) the acquisition of $3.6 million in investments and other. During the three months ended March 31, 2018, the Company had net cash outflows from investing activities of $23.8 million which were primarily the result of the $45 million payment in connection with the Houndé royalty acquisition; partially offset by $23.3 million in cash receipts largely driven from the sale of Equinox debt and equity investments as the Company continues to monetize its non-core investments.

During the three months ended March 31, 2019, the Company had net cash inflows from financing activities of $30.5 million largely related to: (i) a $52 million draw down on its revolving credit facility to help fund the Company's recent acquisitions; (ii) the subsequent repayment of $8 million under the same revolving credit facility; and (iii) $15.9 million related to the redemption of the Company's common shares under the NCIB; partially offset by $2.4 million in proceeds from the exercise of stock options and warrants. During the three months ended March 31, 2018, the Company had net cash inflows from financing of $3.9 million largely related to: (i) a $16 million draw down on its revolving credit facility to help fund the acquisition of the Houndé royalty; (ii) the subsequent repayment of $14 million under the same revolving credit facility utilizing cash flow from operating activities and the proceeds from the sale of non-core investments; and (iii) $1.9 million related to proceeds received from exercises of the Company's stock options and warrants.

— CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [4, 5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1, 2, 3]
Bachelor Lake	20%	$500
Black Fox	8%	$551
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Relief Canyon	32,022 ounces over 5.5 years and 4% thereafter	Varies
Santa Elena	20%	$455
Yamana silver stream	Varies	30% of silver spot price

1   Subject to an annual inflationary adjustment except for Ming and Bachelor Lake.

2   For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3   For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4   For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

5   For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

6   For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

7   For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

8   Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

9   For the Bachelor Lake Gold Stream, the Company has committed to purchase 20% of gold produced until 3,000 ounces have been purchased.

— SHARE CAPITAL

As of May 7, 2019, the Company had 178,507,910 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2016 equity financing used to reduce the balance of the Company's revolving credit facility.

A summary of the Company's share purchase options as of May 7, 2019 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)[1]	Weighted average exercise price per share (CAD)[1,2]
2019	922,873	922,873	2.12–2.93	2.68
2020	1,091,333	1,091,333	3.60–3.64	3.61
2021	1,347,870	910,208	2.72–4.96	4.87
2022	1,257,534	727,537	4.99–15.00	5.20
2023	3,130,000	–	5.92	–
	7,749,610	**3,651,951**		**4.01**

1   *For options exercisable in British Pounds Sterling ("GBP"), exercise price is translated to Canadian Dollars ("CAD") using the period end exchange rate.*

2   *Weighted average exercise price of options that are exercisable.*

A summary of the Company's warrants as of May 7, 2019 is as follows:

Number outstanding	Exercise price per share	Expiry Date
3,000,000	$ 4.50	March 23, 2020
15,000,000	3.50	October 27, 2020
4,965,300	4.00	November 3, 2020
22,965,300		

The Company has 2,323,435 Restricted Share Rights ("RSRs") outstanding as at May 7, 2019.

— KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Three Months Ended Mar. 31, 2019	Three Months Ended Mar. 31, 2018
Employee salaries and benefits	$ 303	$ 309
Share based payments	901	659
Total key management compensation expense	**$ 1,204**	**$ 968**

— FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, short-term and long-term investments, loans receivable which are included in other assets, trade and other payables and bank debt. The Company's short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are held for long-term strategic purposes. The fair value of the Company's other financial instruments which include cash and cash equivalents, trade and other receivables, loans receivable which are included in other assets, trade and other payables and bank debt approximate their carrying values at March 31, 2019.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company's investments in convertible debentures. The Company's trade and other receivables is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company's investments in convertible debentures are subject to the counterparties' credit risk. In particular, the Company's convertible debenture due from Equinox is subject to Equinox's credit risk, the Company's ability to realize on its security, and the risk that the value of Equinox's equity decreases below the puttable price of the instrument. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2019 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants and investments of other companies with a combined fair market value as at March 31, 2019 of $64.3 million (December 31, 2018 — $60.2 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at March 31, 2019 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $0.4 million and other comprehensive income by $3.6 million.

— RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's Annual Information Form dated March 22, 2019, which is available on www.sedar.com.

The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Project, the Santa Elena Mine, the Karma Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the San Andres Mine, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, Houndé Mine and other royalties and commodity streams in Sandstorm's portfolios are hereafter referred to as the "Mines".

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or receive economic benefit from its interest in the Hod Maden Project, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company's gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Cote D'Ivoire, Argentina, Brazil, Chile, Peru, Paraguay, Honduras, French Guiana, Turkey, Sweden and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company's 30% net profits interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Stream. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax. The Company's prior years' tax returns may be audited by the Canada Revenue Agency ("CRA"), and no assurances can be given that tax matters, if they so arise will be resolved favorably. The CRA recently completed an audit of Sandstorm Gold Ltd.'s 2010 – June 2015 tax returns and issued a corresponding finalization letter in February 2019. Based on the letter received, there would be no adverse implications for the Company's financial statements if the Company accepted the CRA's proposed adjustments. The majority of the Company's Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax. The profits attributable to the Company's historical Barbados entity have all been attributed to Canada and the profits from these Streams continue to be subject to Canadian tax.

Commodity Prices for Metals Produced from the Mines

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold, silver and/or copper (collectively, the "Metals"). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company's results of operations.

Information Systems and Cyber Security

The Company's information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties.

The Company's operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company's ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Solvency Risk of Counterparties

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.

— OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company's 2018 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and under the Securities Exchange Act of 1934, as amended, in the United States. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal control over financial reporting includes:

- ↗ maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

- ↗ providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

↗ providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

↗ providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Changes in Internal Controls

There were no changes in internal controls of the Company during the three months ended March 31, 2019 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

New Accounting Policies

The IASB has issued the following new standards which are effective January 1, 2019. Pronouncements that are not applicable to the Company have been excluded from this note.

IFRS 16: LEASES

IFRS 16 establishes a comprehensive framework for recognition, measurement and classification of leases and requires lessees to recognize assets and liabilities for most leases. It has replaced International Accounting Standard ("IAS") 17 Leases and related interpretations. The Company has adopted IFRS 16 retrospectively from January 1, 2019 and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are recognized on the opening statement of financial position on January 1, 2019 to the extent they arise; however, no adjustments were necessary to the Company's opening retained earnings as a result of the adoption of this standard. With respect to the Company's office leases, a $3 million right-of-use asset and a corresponding liability for the same amount was recognized as at January 1, 2019. Adoption of the new standard did not give rise to any material changes to the Company's processes, IT controls or condensed consolidated interim financial statements.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of January 1, 2019. The associated right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position as at December 31, 2018. Refer to the condensed consolidated interim financial statements for the amended accounting policy as a result of adoption of IFRS 16.

IFRIC INTERPRETATION 23: UNCERTAINTY OVER INCOME TAX TREATMENTS

In June 2017, the IASB issued IFRS Interpretations Committee ("IFRIC") Interpretation 23 Uncertainty over Income Tax Treatments, which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits, tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12 Income Taxes. IFRIC 23 is effective January 1, 2019 and is to be applied retrospectively. The new standard did not have a material impact on the Company's condensed consolidated interim financial statements.

FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Project, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold, other commodity or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2018 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing Gold Streams, Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Diavik Mine, the Aurizona Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Relief Canyon Project, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Mine, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodity or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

SECTION 03

Condensed Consolidated Interim Financial Statements (unaudited)

For The Period Ended March 31, 2019

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Expressed in U.S. Dollars ($000s)

Assets	Note		March 31, 2019		December 31, 2018
Current					
Cash and cash equivalents		$	11,814	$	5,892
Short-term investments	6		14,158		13,937
Trade and other receivables			5,261		4,915
Other current assets			4,328		1,955
		$	35,561	$	26,699
Non-current					
Mineral, royalty and other interests	4	$	400,179	$	374,206
Hod Maden interest	5		118,273		127,224
Investments	6		50,110		46,243
Deferred income tax assets			7,969		9,038
Other long term assets			8,051		5,477
Total assets		**$**	**620,143**	**$**	**588,887**

Liabilities					
Current					
Trade and other payables		$	6,422	$	4,980
Non-current					
Bank debt		$	44,000	$	-
Lease liabilities and other			3,265		510
		$	**53,687**	**$**	**5,490**

Equity					
Share capital		$	672,962	$	684,722
Reserves			20,505		20,712
Deficit			(16,766)		(19,263)
Accumulated other comprehensive loss			(110,245)		(102,774)
		$	566,456	$	583,397
Total liabilities and equity		**$**	**620,143**	**$**	**588,887**

Contractual obligations (Note 12)

Subsequent events (Note 14)

ON BEHALF OF THE BOARD:

"Nolan Watson", *Director* **"David De Witt",** *Director*

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)

(unaudited)

Expressed in U.S. Dollars ($000s)
Except for per share amounts

	Note		Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
Sales	13	$	12,627	$	13,572
Royalty revenue	13		5,541		5,898
		$	18,168	$	19,470
Cost of sales, excluding depletion		$	3,398	$	4,048
Depletion			8,001		8,243
Total cost of sales		$	11,399	$	12,291
Gross profit		$	6,769	$	7,179
Expenses and other (income)					
▸ Administration expenses [1]	9	$	1,800	$	1,654
▸ Project evaluation [1]			1,327		1,024
▸ Foreign exchange loss (gain)			114		(153)
▸ Finance income			(263)		(14)
▸ Finance expense			844		482
▸ (Gain) loss on revaluation of investments	6		(1,191)		573
▸ Mineral, royalty and other interests impairments	4		-		4,475
▸ Loss on mineral interest disposal and other			44		37
Income (loss) before taxes		$	4,094	$	(899)
Current income tax expense		$	458	$	166
Deferred income tax expense (recovery)			1,139		(1,437)
	8	$	1,597	$	(1,271)
Net income for the period		**$**	**2,497**	**$**	**372**
Basic earnings per share		$	0.01	$	0.00
Diluted earnings per share		$	0.01	$	0.00
Weighted average number of common shares outstanding					
▸ Basic	7 (e)		179,033,930		183,597,426
▸ Diluted	7 (e)		189,834,105		193,354,796
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation		$	1,257	$	922

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(unaudited)

Expressed in U.S. Dollars ($000s)

	Note	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Net income for the period		**$ 2,497**	**$ 372**
Other comprehensive (loss) income for the period			
Items that may subsequently be re-classified to net income:			
Currency translation differences		$ (9,877)	$ (8,126)
Items that will not subsequently be re-classified to net income:			
Gain (loss) on FVTOCI investments	6	2,254	(6,784)
Tax recovery (expense) on FVTOCI investments		152	(849)
Total other comprehensive (loss) income for the period		$ (7,471)	$ (15,759)
Total comprehensive (loss) income for the period		**$ (4,974)**	**$ (15,387)**

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements
of Cash Flows

(unaudited)

Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Operating activities			
▶ Net income for the period		$ 2,497	$ 372
Items not affecting cash:			
▶ Depletion and depreciation and financing amortization		$ 8,391	$ 8,501
▶ Mineral, royalty and other interests impairments	4	–	4,475
▶ Deferred income tax expense (recovery)		1,139	(1,437)
▶ Share based payments		1,257	922
▶ (Gain) loss on revaluation of investments	6	(1,191)	573
▶ Unrealized foreign exchange loss		141	–
▶ (Gain) loss on mineral interest disposal and other		(90)	40
▶ Changes in non-cash working capital	10	1,199	(2,227)
		$ 13,343	$ 11,219
Investing activities			
▶ Acquisition of mineral, royalty and other interests	4	$ (33,207)	$ (45,602)
▶ Proceeds from disposal of investments and other		–	23,293
▶ Acquisition of investments and other		(3,639)	(866)
▶ Investment in Hod Maden interest	5	(1,000)	(616)
		$ (37,846)	$ (23,791)
Financing activities			
▶ Redemption of common shares (normal course issuer bid)	7	$ (15,917)	$ –
▶ Bank debt drawn		52,000	16,000
▶ Bank debt repaid		(8,000)	(14,000)
▶ Proceeds on exercise of warrants and options and other		2,431	1,888
		$ 30,514	$ 3,888
Effect of exchange rate changes on cash and cash equivalents		$ (89)	$ (51)
Net increase (decrease) in cash and cash equivalents		$ 5,922	$ (8,735)
Cash and cash equivalents — beginning of the period		5,892	12,539
Cash and cash equivalents — end of the period		**$ 11,814**	**$ 3,804**

Supplemental cash flow information (Note 10)

Condensed Consolidated Interim Statements of Changes in Equity

(unaudited)

Expressed in U.S. Dollars ($000s)

	Note	Share Capital		Reserves				
		Number	Amount	Share Options and Restricted Share Rights	Share Purchase Warrants	Deficit	Accumulated Other Comprehensive Loss	Total
At January 1, 2018		**182,685,502** $	**693,880**	$ **15,741**	$ **7,918**	$ **(25,135)**	$ **(40,734)**	$ **651,670**
Options exercised	7 (b)	733,501	2,623	(631)	-	-	-	1,992
Warrants exercised and expired	7 (c)	396,550	1,521	-	(1,123)	-	-	398
Vesting of restricted share rights		243,077	1,459	(1,459)	-	-	-	-
Share based payments		-	-	922	-	-	-	922
Total comprehensive income (loss)		-	-	-	-	372	(15,759)	(15,387)
At March 31, 2018		**184,058,630** $	**699,483**	$ **14,573**	$ **6,795**	$ **(24,763)**	$ **(56,493)**	$ **639,595**
Options exercised	7 (b)	707,406	2,211	(622)	-	-	-	1,589
Warrants exercised and expired	7 (c)	625,074	2,444	-	(1,831)	-	-	613
Vesting of restricted share rights		279,245	1,139	(1,139)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)		(4,788,775)	(20,555)	-	-	-	-	(20,555)
Share based payments		-	-	2,936	-	-	-	2,936
Total comprehensive income (loss)		-	-	-	-	5,500	(46,281)	(40,781)
At December 31, 2018		**180,881,580** $	**684,722**	$ **15,748**	$ **4,964**	$ **(19,263)**	$ **(102,774)**	$ **583,397**
Options exercised	7 (b)	1,213,545	4,067	(1,464)	-	-	-	2,603
Acquisition and cancellation of common shares (normal course issuer bid)		(3,202,730)	(15,827)	-	-	-	-	(15,827)
Share based payments		-	-	1,257	-	-	-	1,257
Total comprehensive income (loss)		-	-	-	-	2,497	(7,471)	(4,974)
At March 31, 2019		**178,892,395** $	**672,962**	$ **15,541**	$ **4,964**	$ **(16,766)**	$ **(110,245)**	$ **566,456**

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SECTION 03

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

March 31, 2019 | Expressed in U.S. Dollars

1   NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements ("Gold Streams" or "Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine's production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on May 7, 2019.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A   Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting ("IAS 34"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2018 with the exception of new accounting policies described in note 2 (c). The Company's interim results are not necessarily indicative of its results for a full year.

B   **Basis of Presentation**

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C   **New Accounting Policies**

Adoption of IFRS 16: Leases

IFRS 16 establishes a comprehensive framework for recognition, measurement and classification of leases and requires lessees to recognize assets and liabilities for most leases. It has replaced International Accounting Standard ("IAS") 17 Leases and related interpretations. The Company has adopted IFRS 16 retrospectively from January 1, 2019 and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are recognized on the opening statement of financial position on January 1, 2019 to the extent they arise; however, no adjustments were necessary to the Company's opening retained earnings as a result of the adoption of this standard. With respect to the Company's office leases, a $3 million right-of-use asset and a corresponding liability for the same amount was recognized as at January 1, 2019. Adoption of the new standard did not give rise to any material changes to the Company's processes, IT controls or condensed consolidated interim financial statements.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of January 1, 2019. The associated right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position as at December 31, 2018.

The following is the accounting policy that has been amended as a result of adoption of IFRS 16.

Leases

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred, which is then amortized over the life of the lease on a straight-line basis. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. Payments against the lease are then offset against the lease liability. The lease liability and right-of-use asset are subsequently remeasured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

IFRIC Interpretation 23:
Uncertainty Over Income Tax Treatments

In June 2017, the IASB issued IFRS Interpretations Committee ("IFRIC") Interpretation 23 Uncertainty over Income Tax Treatments, which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits, tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12 Income Taxes. IFRIC 23 is effective January 1, 2019 and is to be applied retrospectively. The new standard did not have a material impact on the Company's condensed consolidated interim financial statements.

3 FINANCIAL INSTRUMENTS

A Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company's results.

Level 3 | Inputs that are unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2019 and December 31, 2018. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at March 31, 2019:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant un-observable inputs (Level 3)
Short-term investments				
▶ Convertible debt	$ 14,158	$ -	$ 14,158	$ -
Long-term investments				
▶ Common shares held	$ 36,036	$ 36,036	$ -	$ -
▶ Warrants and other	2,169	-	2,169	-
▶ Convertible debt	11,905	-	11,905	-
	$ 64,268	**$ 36,036**	**$ 28,232**	**$ -**

As at December 31, 2018:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant un-observable inputs (Level 3)
Short-term investments				
▶ Convertible debt	$ 13,937	$ -	$ 13,937	$ -
Long-term investments				
▶ Common shares held	$ 33,139	$ 33,139	$ -	$ -
▶ Warrants and other	2,106	-	2,106	-
▶ Convertible debt	10,998	-	10,998	-
	$ 60,180	**$ 33,139**	**$ 27,041**	**$ -**

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade and other receivables, loans receivable which are included in other assets and trade and other payables approximate their carrying values at March 31, 2019 and December 31, 2018 due to their short-term nature. The fair value of the company's bank debt approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended March 31, 2019 and the year ended December 31, 2018.

B   Credit Risk

The Company's credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company's investments in convertible debentures. The Company's trade and other receivables is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company's investments in convertible debentures are subject to the counterparties' credit risk. In particular, the Company's convertible debenture due from Equinox Gold Corp. ("Equinox") is subject to Equinox's credit risk, the Company's ability to realize on its security, and the risk that the value of Equinox's equity decreases below the puttable price of the instrument. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

C   Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2019 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

D   Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company's revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at March 31, 2019, the Company had cash and cash equivalents of $11.8 million (December 31, 2018 — $5.9 million). Sandstorm holds common shares, convertible debentures, and warrants and other of other companies with a combined fair market value as at March 31, 2019, of $64.3 million (December 31, 2018 — $60.2 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

E   Other Price Risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of long term investments are impacted by various underlying factors including commodity prices. Based on the Company's investments held as at March 31, 2019 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $0.4 million and other comprehensive income by $3.6 million.

4 MINERAL, ROYALTY AND OTHER INTERESTS

A Carrying Amount

As of and for the three months ended March 31, 2019:

In $000s	Cost			Accumulated Depletion				Carrying Amount
	Opening	Net Additions (Disposals)	Ending	Opening	Depletion[1]	Depletion in Ending Inventory	Ending	
Aurizona *Brazil*	$ 11,033	$ -	$ 11,033	$ 310	$ -	$ -	$ 310	$ 10,723
Bachelor Lake *Canada*	24,029	17	24,046	23,564	126	-	23,690	356
Black Fox *Canada*	37,799	1	37,800	28,091	204	-	28,295	9,505
Bracemac-McLeod *Canada*	21,495	-	21,495	16,521	394	-	16,915	4,580
Chapada *Brazil*	69,528	-	69,528	10,602	789	-	11,391	58,137
Diavik *Canada*	53,111	-	53,111	23,569	1,928	-	25,497	27,614
Fruta del Norte *Ecuador*	-	33,155	33,155	-	-	-	-	33,155
Hod Maden *Turkey*	5,818	-	5,818	-	-	-	-	5,818
Houndé *Burkina Faso*	45,036	32	45,068	4,478	1,231	-	5,709	39,359
Hugo North Extension and Heruga *Mongolia*	35,351	-	35,351	-	-	-	-	35,351
Karma *Burkina Faso*	26,289	-	26,289	9,873	957	-	10,830	15,459
Ming *Canada*	20,070	-	20,070	9,866	-	341	10,207	9,863
Santa Elena *Mexico*	23,354	-	23,354	21,058	90	-	21,148	2,206
Yamana silver stream *Argentina*	74,236	-	74,236	6,072	536	-	6,608	67,628
Other Royalties[2]	209,579	2	209,581	128,518	638	-	129,156	80,425
Total[3]	$ 656,728	$ 33,207	$ 689,935	$ 282,522	$ 6,893	$ 341	$ 289,756	$ 400,179

1   *Depletion during the period in the Consolidated Statements of Income (Loss) of $8.0 million is comprised of depletion expense for the period of $6.9 million, and $1.1 million from depletion in ending inventory as at December 31, 2018.*

2   *Includes Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, the Early Gold Deposit, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and other.*

3   *Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $58.1 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $342.1 million.*

As of and for the year ended December 31, 2018:

In $000s	Cost			Accumulated Depletion					Carrying Amount
	Opening	Net Additions (Disposals)	Ending	Opening	Depletion[1]	Depletion in Ending Inventory	Impairment	Ending	
Aurizona *Brazil*	$ 11,033	$ –	$ 11,033	$ 310	$ –	$ –	$ –	$ 310	$ 10,723
Bachelor Lake *Canada*	24,009	20	24,029	23,183	381	–	–	23,564	465
Black Fox *Canada*	37,791	8	37,799	26,831	1,260	–	–	28,091	9,708
Bracemac-McLeod *Canada*	21,495	–	21,495	15,194	1,327	–	–	16,521	4,974
Chapada *Brazil*	69,528	–	69,528	6,502	4,100	–	–	10,602	58,926
Diavik *Canada*	53,111	–	53,111	17,872	5,697	–	–	23,569	29,542
Hod Maden *Turkey*	5,818	–	5,818	–	–	–	–	–	5,818
Houndé *Burkina Faso*	–	45,036	45,036	–	4,478	–	–	4,478	40,558
Hugo North Extension and Heruga *Mongolia*	35,351	–	35,351	–	–	–	–	–	35,351
Karma *Burkina Faso*	26,289	–	26,289	6,203	3,270	400	–	9,873	16,416
Ming *Canada*	20,070	–	20,070	9,046	120	700	–	9,866	10,204
Santa Elena *Mexico*	23,342	12	23,354	20,466	584	8	–	21,058	2,296
Yamana silver stream *Argentina*	74,236	–	74,236	3,680	2,392	–	–	6,072	68,164
Other Royalties[2]	203,198	1,577	204,775	115,298	3,941	–	4,475	123,714	81,061
Other[3]	9,461	(4,657)	4,804	4,670	134	–	–	4,804	–
Total[4]	$ 614,732	$ 41,996	$ 656,728	$ 249,255	$ 27,684	$ 1,108	$ 4,475	$ 282,522	$ 374,206

1   Depletion during the year in the Consolidated Statements of Income (Loss) of $29.0 million is comprised of depletion expense for the year of $27.7 million, and $1.3 million from depletion in ending inventory as at December 31, 2017.

2   Includes Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, the Early Gold Deposit, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and other.

3   Includes Koricancha Stream and other.

4   Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $58.1 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $316.1 million.

B   Acquisition

Fruta del Norte

On January 18, 2019, the Company acquired a 0.9% NSR royalty on precious metals produced from the Fruta del Norte gold project in Ecuador, currently under construction by Lundin Gold Inc. The NSR royalty was acquired from a private third party for $32.8 million in cash and covers all mining concessions held by Lundin Gold Inc.

5   HOD MADEN INTEREST

The following table summarizes the changes in the carrying amount of the Company's Hod Maden interest:

In $000s		
At December 31, 2017	$	**177,452**
Company's share of net loss of associate		(178)
Capital Investment		1,979
Currency translation adjustments		(52,029)
At December 31, 2018	$	**127,224**
Company's share of net loss of associate		(44)
Capital Investment		1,000
Currency translation adjustments		(9,907)
At March 31, 2019	$	**118,273**

6   INVESTMENTS

As of and for the three months ended March 31, 2019:

In $000s	Fair Value Jan. 1, 2019		Net Additions (Disposals)		Fair Value Adjustment		Fair Value Mar. 31, 2019
Short-term investments							
▸ Convertible debt instruments [2]	$	13,937	$	–	$	221	$	14,158
Total short-term investments	$	13,937	$	–	$	221	$	14,158
Non-current investments							
▸ Common shares [1]	$	33,139	$	643	$	2,254	$	36,036
▸ Warrants and other [2]		2,106		–		63		2,169
▸ Convertible debt instruments [2]		10,998		–		907		11,905
Total non-current investments	$	46,243	$	643	$	3,224	$	50,110
Total Investments	$	**60,180**	$	**643**	$	**3,445**	$	**64,268**

1   *Fair value adjustment recorded within Other Comprehensive Income (Loss) for the period.*

2   *Fair value adjustment recorded within Net Income (Loss) for the period.*

As of and for the three months ended March 31, 2018:

In $000s	Fair Value Jan. 1, 2018		Net Additions (Disposals)		Fair Value Adjustment		Fair Value Mar. 31, 2018
Short-term investments							
▸ Common shares [1]	$	3,252	$	(3,252)	$	–	$	–
▸ Convertible debt instruments [2]		15,000		(15,000)		–		–
Total short-term investments	$	18,252	$	(18,252)	$	–	$	–
Non-current investments							
▸ Common shares [1]	$	40,722	$	(3,931)	$	(6,784)	$	30,007
▸ Warrants and other [2]		3,313		–		(1,155)		2,158
▸ Convertible debt instruments [2]		16,595		–		582		17,177
Total non-current investments	$	60,630	$	(3,931)	$	(7,357)	$	49,342
Total Investments	$	**78,882**	$	**(22,183)**	$	**(7,357)**	$	**49,342**

1   *Fair value adjustment recorded within Other Comprehensive Income (Loss) for the period.*

2   *Fair value adjustment recorded within Net Income (Loss) for the period.*

7   SHARE CAPITAL AND RESERVES

A   Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 4, 2020, to purchase up to 13.0 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

Under the Company's previous NCIB and during the three months ended March 31, 2019, the Company purchased and cancelled approximately 3.2 million common shares.

B   Stock Options of the Company

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company's issued common shares as at the date of the grant.

A summary of the Company's options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (CAD)[1]
Options outstanding at December 31, 2017	**7,726,317**	**3.79**
Granted	3,130,000	5.92
Exercised	(1,440,907)	(3.22)
Expired unexercised	(77,436)	(7.19)
Forfeited	(15,333)	(4.96)
Options outstanding at December 31, 2018	**9,322,641**	**4.58**
Exercised	(1,213,545)	(2.86)
Options outstanding at March 31, 2019	**8,109,096**	**4.84**

1   *For options exercisable in British Pounds Sterling ("GBP"), exercise price is translated to Canadian Dollars ("CAD") using the period end exchange rate.*

The weighted-average share price, at the time of exercise, for those shares that were exercised during the three months ended March 31, 2019 was CAD7.23 per share (CAD6.07 — year ended December 31, 2018). The weighted average remaining contractual life of the options as at March 31, 2019 was 3.10 years (3.02 years — December 31, 2018).

A summary of the Company's share purchase options as of March 31, 2019 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)[1]	Weighted average exercise price per share (CAD)[1, 2]
2019	1,265,691	1,265,691	2.12–2.93	2.72
2020	1,108,001	1,108,001	3.60–3.64	3.61
2021	1,347,870	910,208	2.72–4.96	4.87
2022	1,257,534	727,537	4.99–15.00	5.20
2023	3,130,000	–	5.92	–
	8,109,096	**4,011,437**		**3.90**

1   *For options exercisable in GBP, exercise price is translated to CAD using the period end exchange rate.*

2   *Weighted average exercise price of options that are exercisable.*

C   Share Purchase Warrants

A summary of the Company's warrants and the changes for the period are as follows:

	Number of Warrants	Shares to be Issued Upon Exercise of Warrants
Warrants outstanding at December 31, 2017	**24,009,972**	**24,009,972**
Exercised	(1,021,624)	(1,021,624)
Expired unexercised	(22,948)	(22,948)
Warrants outstanding at December 31, 2018 and March 31, 2019	**22,965,400**	**22,965,400**

A summary of the Company's warrants as of March 31, 2019 is as follows:

Number Outstanding	Exercise price per share	Expiry Date
3,000,000	$ 4.50	March 23, 2020
15,000,000	3.50	October 27, 2020
4,965,400	4.00	November 3, 2020
22,965,400		

D   Restricted Share Rights

The Company has a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights ("RSRs") to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 3,800,000 restricted share rights.

As at March 31, 2019, the Company had 2,377,436 RSRs outstanding.

E   Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s (excluding per share amounts)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018	
Net income for the period	$	2,497	$	372
Basic weighted average number of shares		179,033,930		183,597,426
Basic earnings per share	$	0.01	$	0.00
Effect of dilutive securities				
▶ Stock options		2,376,073		2,485,767
▶ Warrants		6,692,618		5,874,523
▶ Restricted share rights		1,731,484		1,397,080
Diluted weighted average number of common shares		189,834,105		193,354,796
Diluted earnings per share	$	0.01	$	0.00

The following table lists the number of stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD7.01 during the three months ended March 31, 2019 (CAD6.17 — March 31, 2018), or because a performance obligation had not been met as at March 31, 2019.

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Stock Options	2,250	817,922
Warrants	–	3,000,000

8   INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018	
Income (loss) before income taxes	$	4,094	$	(899)
Canadian federal and provincial income tax rates		27%		27%
Income tax expense (recovery) based on the above rates	$	1,105	$	(243)
Increase (decrease) due to:				
▸ Non-deductible expenses and permanent differences	$	342	$	251
▸ Non-taxable portion of capital gain or loss		(161)		77
▸ Change in future substantively enacted tax rate		–		(401)
▸ Other		311		(955)
Income tax expense (recovery)	$	**1,597**	$	**(1,271)**

9   ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018	
Corporate administration	$	501	$	517
Employee benefits and salaries		420		426
Professional fees		170		174
Administration expenses before share based compensation	$	1,091	$	1,117
Equity settled share based compensation (a non-cash expense)	$	709	$	537
Total administration expenses	$	**1,800**	$	**1,654**

10 SUPPLEMENTAL CASH FLOW INFORMATION

In $000s		Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
Change in non-cash working capital:				
▸ Trade receivables and other	$	(361)	$	(1,523)
▸ Trade and other payables		1,560		(704)
Net increase (decrease) in cash	$	**1,199**	$	**(2,227)**

11 KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s		Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
Employee salaries and benefits	$	303	$	309
Share based payments		901		659
Total key management compensation expense	$	**1,204**	$	**968**

12 CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [4, 5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1, 2, 3]
Bachelor Lake	20%	$500
Black Fox	8%	$551
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$455
Yamana silver stream	Varies	30% of silver spot price

1   *Subject to an annual inflationary adjustment except for Ming and Bachelor Lake.*

2   *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*

3   *For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*

4   *For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.*

5   *For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.*

6   *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.*

7   *For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.*

8   *Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.*

9   *For the Bachelor Lake Gold Stream, the Company has committed to purchase 20% of gold produced until 4,500 ounces have been purchased.*

13 SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended March 31, 2019:

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake *Canada*	Gold	$ 2,074	$ -	$ 750	$ 126	$ 1,198	$ 2,097
Black Fox *Canada*	Gold	838	-	353	204	281	485
Bracemac-McLeod[1] *Canada*	Various	-	650	-	394	256	639
Chapada *Brazil*	Copper	2,518	-	760	789	969	1,758
Diavik *Canada*	Diamonds	-	1,729	-	1,928	(199)	1,729
Houndé *Burkina Faso*	Gold	-	1,841	-	1,231	610	1,524
Karma *Burkina Faso*	Gold	2,765	-	556	1,357	852	2,376
Ming *Canada*	Gold	1,523	-	-	700	823	1,523
Santa Elena *Mexico*	Gold	2,087	-	734	98	1,255	1,779
Yamana silver stream *Argentina*	Silver	822	-	245	536	41	576
Other Royalties [2]	Various	-	1,321	-	638	683	1,277
Total Segments		$ 12,627	$ 5,541	$ 3,398	$ 8,001	$ 6,769	$ 15,763
Corporate:							
▸ Administration & Project evaluation expenses		-	-	-	-	(3,127)	(1,766)
▸ Foreign exchange loss		-	-	-	-	(114)	-
▸ Gain on revaluation of investments		-	-	-	-	1,191	-
▸ Finance expense, net		-	-	-	-	(581)	(688)
▸ Other		-	-	-	-	(44)	34
Total Corporate		$ -	$ -	$ -	$ -	$ (2,675)	$ (2,420)
Consolidated		$ 12,627	$ 5,541	$ 3,398	$ 8,001	$ 4,094	$ 13,343

1   *Royalty revenue from Bracemac-McLeod consists of $0.3 million from Copper and $0.4 million from Zinc.*

2   *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Forrestania and Sheerness. Includes royalty revenue from royalty interests located in Canada of $0.5 million, the United States of $0.2 million, Argentina of $0.2 million, Honduras of $0.2 million and other of $0.2 million. Includes royalty revenue from Gold of $1.0 million and Other Base Metals of $0.3 million.*

For the three months ended March 31, 2018:

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Impairment of mineral, royalty and other interests	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake *Canada*	Gold	$ 1,962	$ 76	$ 737	$ 122	$ -	$ 1,179	$ 1,085
Black Fox *Canada*	Gold	1,525	-	612	432	-	481	923
Bracemac-McLeod[1] *Canada*	Various	-	1,214	-	395	-	819	1,140
Chapada *Brazil*	Copper	3,005	-	901	986	-	1,118	2,104
Diavik *Canada*	Diamonds	-	1,725	-	1,288	-	437	1,725
Houndé *Burkina Faso*	Gold	-	1,729	-	1,216	-	513	583
Karma *Burkina Faso*	Gold	1,961	-	388	932	-	641	1,570
Ming *Canada*	Gold	694	-	-	276	-	418	694
Santa Elena *Mexico*	Gold	2,828	-	962	211	-	1,655	1,417
Yamana silver stream *Argentina*	Silver	1,463	-	439	865	-	159	1,024
Other Royalties[2]	Various	-	1,154	-	1,481	4,475	(4,802)	1,243
Other	Gold	134	-	9	39	-	86	115
Total Segments		$ 13,572	$ 5,898	$ 4,048	$ 8,243	$ 4,475	$ 2,704	$ 13,623
Corporate:								
▶ Administration & Project evaluation expenses		-	-	-	-	-	(2,678)	(1,751)
▶ Foreign exchange gain		-	-	-	-	-	153	-
▶ Loss on revaluation of investments		-	-	-	-	-	(573)	-
▶ Finance expense, net		-	-	-	-	-	(468)	(326)
▶ Other		-	-	-	-	-	(37)	(327)
Total Corporate		$ -	$ -	$ -	$ -	$ -	$ (3,603)	$ (2,404)
Consolidated		$ 13,572	$ 5,898	$ 4,048	$ 8,243	$ 4,475	$ (899)	$ 11,219

1   *Royalty revenue from Bracemac-McLeod consists of $0.3 million from Copper and $0.9 million from Zinc.*

2   *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Forrestania and Sheerness. Includes royalty revenue from royalty interests located in Canada of $0.2 million, Argentina of $0.4 million, Honduras of $0.2 million and other of $0.4 million. Includes royalty revenue from Gold of $1.0 million and Other Base Metals of $0.2 million.*

Total assets as of:

In $000s	March 31, 2019	December 31, 2018
Aurizona	$ 10,723	$ 10,723
Bachelor Lake	381	525
Black Fox	9,505	9,708
Bracemac-McLeod	4,983	5,366
Chapada	58,137	58,926
Diavik	29,264	31,192
Fruta del Norte	33,155	–
Hod Maden [1]	124,091	133,042
Houndé	40,949	41,549
Hugo North Extension and Heruga	35,351	35,351
Karma	15,459	16,983
Ming	10,204	10,904
Santa Elena	2,206	2,356
Yamana silver stream	67,628	68,164
Other Royalties [2]	81,359	82,092
Total Segments	$ 523,395	$ 506,881
Corporate:		
▶ Cash and cash equivalents	11,814	5,892
▶ Investments	64,268	60,180
▶ Deferred income tax assets	7,969	9,038
▶ Other assets	12,697	6,896
Total Corporate	$ 96,748	$ 82,006
Consolidated	$ 620,143	$ 588,887

1   *Includes royalty interest of $5.8 million and investment in associate of $118.3 million at March 31, 2019. Includes royalty interest of $5.8 million and investment in associate of $127.2 million at December 31, 2018.*

2   *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Includes Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and other.*

14 SUBSEQUENT EVENTS

On April 3, 2019, Sandstorm entered into a $42.5 million financing package with Americas Silver Corporation that includes a $25 million gold stream and a net smelter returns royalty on the Relief Canyon project in Nevada, USA, as well as a $10 million convertible debenture, and a $7.5 million equity subscription. The $25 million advance is conditional upon commencement of construction of the project and other customary provisions. During the three months ended March 31, 2019, the Company advanced Americas Silver Corporation a $3 million note payable, which will form part of the convertible debenture subject to meeting certain conditions.

Subsequent to quarter end, the Company purchased and cancelled an additional 0.8 million common shares under the Company's NCIB for a total of $4.5 million.